UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

OUSTER, INC.

(the combined company as a result of merger of equals with Velodyne Lidar, Inc.)

(Name of Issuer)

Common stock, par value US$0.0001 per share

(Title of Class of Securities)

68989M103

(CUSIP Number)

February 10, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68989M103

1	Names of Reporting Persons Baidu, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 12,719,865 shares of common stock(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,719,865 shares of common stock(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,719,865 shares of common stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.4%
12	Type of Reporting Person CO

Notes:

(1)

Includes 10,718,890 shares of common stock directly held by Baidu (Hong Kong) Limited and 2,000,975 shares of common stock directly held by Baidu Holdings Limited. Baidu (Hong Kong) Limited is wholly owned by Baidu Holdings Limited, which is wholly owned by Baidu, Inc. See Item 4.

2

CUSIP No. 68989M103

1	Names of Reporting Persons Baidu Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 12,719,865 shares of common stock(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,719,865 shares of common stock(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,719,865 shares of common stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.4%
12	Type of Reporting Person CO

Notes:

(1)

Includes 10,718,890 shares of common stock directly held by Baidu (Hong Kong) Limited and 2,000,975 shares of common stock directly held by Baidu Holdings Limited. Baidu (Hong Kong) Limited is wholly owned by Baidu Holdings Limited. See Item 4.

3

CUSIP No. 68989M103

1	Names of Reporting Persons Baidu (Hong Kong) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10,718,890 shares of common stock
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,718,890 shares of common stock
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,718,890 shares of common stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.8%
12	Type of Reporting Person CO

4

Item 1(a).	Name of Issuer:

Ouster, Inc. (the “Company”) (formerly Colonnade Acquisition Corp.).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

350 Treat Avenue, San Francisco, CA 94110

United States of America

Item 2(a).	Name of Person Filing:

Baidu, Inc. (together with Baidu Holdings Limited and Baidu (Hong Kong) Limited, “Baidu”)

Baidu Holdings Limited

Baidu (Hong Kong) Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

For Baidu, Inc.:

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

People’s Republic of China

For Baidu Holdings Limited:

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

People’s Republic of China

For Baidu (Hong Kong) Limited:

1102, The Lee Gardens

33 Hysan Avenue

Causeway Bay

Hong Kong

Item 2(c).	Citizenship:

Baidu, Inc. – Cayman Islands

Baidu Holdings Limited – British Virgin Islands

Baidu (Hong Kong) Limited – Hong Kong

Item 2(d).	Title of Class of Securities:

Common stock, par value US$0.0001 per share, of Ouster, Inc.

Item 2(e).	CUSIP No.:

68989M103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.	Ownership:

On November 4, 2022, Velodyne Lidar, Inc. (“Velodyne”) and Ouster, Inc. (“Ouster”), among others, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the transactions as contemplated under the Merger Agreement, and following the satisfaction or waiver of the conditions specified therein, on February 10, 2023, the merger was completed with the combined company keeping the name Ouster and continuing to trade on the New York Stock Exchange under the ticker “OUST.” Each share of common stock, par value US$0.0001 per share, of Velodyne issued and outstanding immediately prior to the effective time of the merger was converted into the right to receive 0.8204 validly issued, fully paid and non-assessable shares of common stock, par value US$0.0001 per share, of Ouster.

Accordingly, 2,439,024 common stock of Velodyne then held by Baidu (Hong Kong) Limited and 13,065,444 common stock of Velodyne then held by Baidu Holdings Limited, respectively, were converted into the right to receive 2,000,975 and 10,718,890 validly issued, fully paid and non-assessable shares of common stock, par value US$0.0001 per share, of Ouster, respectively. Baidu received cash in lieu of fractional shares. As a result, as of February 10, 2023, Baidu (Hong Kong) Limited directly held 2,000,975 common stock of Ouster and Baidu Holdings Limited directly held 10,718,890 common stock of Ouster.

Baidu (Hong Kong) Limited is a wholly-owned subsidiary of Baidu Holdings Limited, a British Virgin Islands company, which is wholly owned by Baidu, Inc., a Cayman Islands company listed on the NASDAQ Global Select Market.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2023

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Chief Executive Officer

Baidu Holdings Limited

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Director

Baidu (Hong Kong) Limited

By:	/s/ Li Liu
Name:	Li Liu
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement